Exhibit 99.1

PRELIMINARY NOTE

These unaudited condensed Consolidated Financial Statements for the three-month and the six-month periods ended June 30, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in euros. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2016 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (Unaudited)

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

€ in thousands

		As of
	Notes	December 31, 2015	June 30, 2016
ASSETS
Non-current assets
Intangible assets		956	1,268
Property, plant, and equipment	6	5,043	15,196
Other non-current financial assets		845	749

Total non-current assets		6,844	17,213

Current assets
Inventories and accumulated costs on orders in process		158	125
Trade receivables		6,035	13,816
Subsidies receivables	7	9,102	13,324
Other current assets	8	4,685	8,189
Current financial assets	9.1	—	87,724
Cash and cash equivalents	9.2	314,238	181,996

Total current assets		334,218	305,173

TOTAL ASSETS		341,062	322,387

LIABILITIES
Shareholders’ equity
Share capital	10	1,759	1,767
Premiums related to the share capital	10	420,682	448,388
Treasury share reserve		(184)	(239)
Currency translation adjustment		(1,631)	(1,510)
Retained earnings		(137,188)	(157,828)
Net income (loss)		(20,544)	(35,719)

Total shareholders’ equity — Group Share		262,894	254,859
Non-controlling interests		725	1,166

Total shareholders’ equity		263,619	256,024

Non-current liabilities
Non-current financial liabilities	12.1	66	38
Non-current provisions	14	437	565

Total non-current liabilities		503	603

Current liabilities
Current financial liabilities	12.1	1,921	2,173
Trade payables		6,611	11,324
Deferred revenues and deferred income	13	54,758	44,620
Current provisions	14	953	847
Other current liabilities	15	12,697	6,796

Total current liabilities		76,940	65,760

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		341,062	322,387

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

For the six months ended June 30

€ in thousands, except per share amounts

		For the six-month period ended June 30,
	Notes	2015	2016
Revenues and other income
Revenues	16.1	15,756	22,801
Other income	16.1	1,467	4,838

Total revenues and other income		17,223	27,639

Operating expenses and other operating income (expenses)
Royalty expenses		(819)	(723)
Research and development expenses	17.1	(20,218)	(38,396)
Selling, general and administrative expenses	17.1	(12,225)	(19,127)
Other operating income		516	386
Redundancy plan	14	235	1
Other operating expenses		(397)	(206)

Total operating expenses and other operating income (expenses)		(32,907)	(58,066)

Operating income (loss)		(15,684)	(30,427)

Financial gain (loss)		(166)	(5,292)

Net income (loss)		(15,850)	(35,719)

Attributable to shareholders of Cellectis		(16,020)	(35,719)
Attributable to non-controlling interests		171	—
Basic / Diluted earnings per share attributable to shareholders of Cellectis	18.1
Basic earnings per share ( € /share)		(0.48)	(1.01)
Diluted earnings per share ( € /share)		(0.48)	(1.01)

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

For the six months ended June 30

€ in thousands

	For the six-month period ended June 30,
	2015	2016
Net income (loss)	(15,850)	(35,719)

Actuarial gains and losses	34	(94)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	34	(94)

Currency translation adjustment	(794)	110

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(794)	110

Total Comprehensive income (loss)	(16,609)	(35,704)

Attributable to shareholders of Cellectis	(16,715)	(35,692)
Attributable to non-controlling interests	106	(12)

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

For the three months ended June 30

€ in thousands, except per share amounts

		For the three-month period ended June 30,
	Notes	2015	2016
Revenues and other income
Revenues	16.2	7,328	15,823
Other income	16.2	676	2,317

Total revenues and other income		8,004	18,140

Operating expenses and other operating income (expenses)
Royalty expenses		(392)	(291)
Research and development expenses	17.2	(12,782)	(19,526)
Selling, general and administrative expenses	17.2	(6,865)	(8,600)
Other operating income		166	264
Redundancy plan		28	—
Other operating expenses		(285)	(8)

Total operating expenses and other operating income (expenses)		(20,130)	(28,158)

Operating income (loss)		(12,126)	(10,018)

Financial gain (loss)		(10,039)	3,763

Net income (loss)		(22,166)	(6,255)

Attributable to shareholders of Cellectis		(22,166)	(6,255)
Attributable to non-controlling interests		—	—
Basic / Diluted earnings per share attributable to shareholders of Cellectis	18.2
Basic earnings per share ( € /share)		(0.63)	(0.18)
Diluted earnings per share ( € /share)		(0.63)	(0.18)

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

For the three months ended June 30

€ in thousands

	For the three-month period ended June 30,
	2015	2016
Net income (loss)	(22,166)	(6,255)

Actuarial gains and losses	34	(94)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	34	(94)

Currency translation adjustment	424	2,041

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	424	2,041

Total Comprehensive income (loss)	(21,708)	(4,308)

Attributable to shareholders of Cellectis	(21,707)	(4,333)
Attributable to non-controlling interests	—	24

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the six months ended June 30

€ in thousands

		For the six-month period ended June 30,
	Notes	2015	2016
Cash flows from operating activities
Net loss for the period		(15,850)	(35,719)

Reconciliation of net loss and of the cash used for operating activities
Adjustments for
Amortization and depreciation		779	931
Net loss on disposals		27	11
Net finance expenses (revenue)		166	5,292
Expenses related to share-based payments		8,017	27,796
Provisions		(718)	(77)
Interest (paid) / received		294	1,188

Operating cash flows before change in working capital		(7,285)	(578)

Decrease (increase) in inventories		(43)	32
Decrease (increase) in trade receivables and other current assets		1,217	(11,240)
Decrease (increase) in subsidies receivables		2,489	(4,978)
(Decrease) increase in trade payables and other current liabilities		(3,650)	(2,213)
(Decrease) increase in deferred income		(10,114)	(10,122)

Change in working capital		(10,101)	(28,520)

Net cash flows provided by (used in) operating activities		(17,386)	(29,098)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		50	—
Acquisition of intangible assets		(11)	(428)
Acquisition of property, plant and equipment		(3,140)	(9,037)
Net change in non-current financial assets		(81)	56
Acquisition of current financial assets	9.1	—	(88,213)

Net cash flows provided by (used in) investing activities		(6,032)	(97,623)

Cash flows from financing activities
Increase in share capital net of transaction costs		196,268	365
Decrease in borrowings		(984)	(58)
Treasury shares		62	(56)

Net cash flows provided by (used in) financing activities		195,346	252

(Decrease) increase in cash		171,927	(126,469)

Cash and cash equivalents at the beginning of the year		112,347	314,238
Effect of exchange rate changes on cash		(382)	(5,774)

Cash from continuing operations		283,892	181,996

Cash and cash equivalents at the end of the period	9.2	283,892	181,996

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the six months ended June 30

€ in thousands, except share data

		Share Capital Ordinary Shares
		Number of shares	Amount	Premiums	Treasury shares	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Equity attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2015		29,446,721	1,472	192,842	(251)	(762)	(132,536)	20	60,787	(1,259)	59,528
Net Loss		—	—	—	—	—	—	(16,020)	(16,020)	171	(15,850)
Other comprehensive income (loss)		—	—	—	—	(729)	34	—	(694)	(65)	(759)

Total comprehensive income (loss)		—	—	—	—	(729)	34	(16,020)	(16,715)	106	(16,609)
Allocation of prior period loss		—	—	—	—	—	20	(20)	—	—	—
Capital Increase	10	5,500,000	275	194,385	—	—	(3)	—	194,657	—	194,657
Purchase of non-controlling interests		—	—	—	—	—	(4,653)	—	(4,653)	1,153	(3,500)
Treasury shares		—	—	—	62	—	—	—	62	—	62
Exercise of share warrants and employee warrants	10	112,098	6	1,061	—	—	(3)	—	1,064	—	1,064
Share based compensation		—	—	7,853	—	—	—	—	7,853	164	8,017

As of June 30, 2015		35,058,819	1,753	396,141	(189)	(1,491)	(137,139)	(16,020)	243,056	163	243,219

As of January 1, 2016		35,178,614	1,759	420,682	(184)	(1,632)	(137,188)	(20,544)	262,894	725	263,619
Net Loss		—	—	—	—	—	—	(35,719)	(35,719)	—	(35,719)
Other comprehensive income (loss)		—	—	—	—	122	(94)	—	28	(12)	16

Total comprehensive income (loss)		—	—	—	—	122	(94)	(35,719)	(35,692)	(12)	(35,704)
Allocation of prior period loss		—	—	—	—	—	(20,544)	20,544	—	—	—
Treasury shares		—	—	—	(56)	—	—	—	(56)	—	(56)
Exercise of share warrants and employee warrants	10	152,881	8	363	—	—	—	—	370	—	370
Share based compensation		—	—	27,344	—	—	—	—	27,344	453	27,796
Other movements		—	—	—	—	—	(3)	—	(3)	—	(3)

As of June 30, 2016		35,331,495	1,767	448,388	(239)	(1,510)	(157,828)	(35,719)	254,858	1,166	256,024

The accompanying notes form an integral part of these unaudited interim condensed Consolidated Financial Statements

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2016

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a gene-editing company, employing our core proprietary technologies to develop products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities: (1) Therapeutics, which is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases; (2) Plants, which is focused on the development of new generation plant products in the field of agricultural biotechnology on our own or through alliances with other companies in the agricultural industry.

Note 2. Basis of presentation and statement of compliance

All financial information (unless indicated otherwise) is presented in thousands of euros.

2.1 Compliance with the IFRS accounting framework

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

The Interim Consolidated Financial Statements for the three and six months ended June 30, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting, as endorsed by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements for the quarter and half year ended June 30, 2016 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2015.

These Consolidated Financial Statements as of and for the quarter and half year ended June 30, 2016 were approved by our Board of Directors on September 8, 2016.

Cellectis reclassified certain expenses related to the year ended December 31, 2015 from SG&A expenses to R&D expenses in the fourth quarter of 2015. This reclassification is effective starting in 2015, and is due to the increased level of efforts towards our R&D activities in order to develop product candidates and work toward clinical phases. Starting in 2015, we classify personnel and other costs related to information technology, human resources, business development, legal, intellectual property and general management in Research and development expenses based on the time that employees spent contributing to research and development activities versus general and administrative activities. We approved the reclassification in Q4 2015 and assess the performance of the consolidated company based on this new classification.

	Three-month period ended		Six-month period ended
	March 31, 2015	June 30, 2015	June 30, 2015
Expenses reclassified from SG&A to R&D	(1,836)	(2,216)	(4,053)
R&D expenses as reported	(5,600)	(10,565)	(16,165)
R&D expenses as amended	(7,436)	(12,782)	(20,220)
SG&A expenses as reported	(7,195)	(9,082)	(16,277)
SG&A expenses as amended	(5,359)	(6,865)	(12,225)

2.2 Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2016 but had no significant impact on the Interim Consolidated Financial Statements:

•	The Annual Improvements to IFRSs for the 2012-2014 Cycle.

•	Disclosure Initiative (Amendments to IAS1)

•	IFRS 9 Financial Instruments

2.3 Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2017. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendments to IAS 7 “Statement of Cash Flows

•	Amendments to IAS 12 “Income Taxes”

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. We are assessing the potential impact on our consolidated financial statements resulting from the application of IFRS 15.

In January 2016, the IASB issued IFRS 16 (Leases), which is effective for annual periods beginning on or after January 1, 2019. This new standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use).

Note 3. Consolidated entities

As at December 31, 2015 and for the half year ended June 30 2016, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc. Cellectis, Inc. and Calyxt, Inc. are fully owned by Cellectis S.A.

Our 2015 first half-year Consolidated Financial Statements include the operations of Cellectis S.A.; our two French subsidiaries, Cellectis Bioresearch and Ectycell; our three U.S. subsidiaries, Calyxt, Inc., Cellectis, Inc. and Cellectis Bioresearch Inc. Non-controlling shareholders held a 24.5% interest in Cellectis Bioresearch, Cellectis Bioresearch Inc. and Ectycell until May 18, 2015.

The following internal reorganization was completed in 2015:

•	Ectycell was merged into, and absorbed by Cellectis Bioresearch in August 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch was merged into, and absorbed by, Cellectis S.A in December 2015 with retroactive effect as at January 1, 2015 for French tax purposes;

•	Cellectis Bioresearch Inc. was merged into Cellectis Inc. in September 2015.

Note 4. Reportable segments

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President and Chief Operating Officer;

•	The Executive Vice President Corporate Development;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel; and

•	The Chief Executive Officer of Calyxt, Inc.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on applying our gene-editing technologies to develop new-generation plant products in the field of agricultural biotechnology through our own efforts or through alliances with other companies in the agricultural market. It corresponds to the activity of our U.S.-based subsidiary, Calyxt, Inc., which is based in New Brighton, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. to its subsidiaries and allocation of research and development expenses to the reportable segments.

These inter-segment transactions are generally priced based on provisions of service agreements signed between our legal entities, according to which services are to be allocated at cost plus a mark-up of between 4% and 10%, depending on the nature of the service. According to a cash pooling agreement with our subsidiaries, interest is allocated/paid to segments at 12-month Euribor plus 5%.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Operating income (loss) before tax (which does not include non-cash stock-based expense) are used by the CODM to measure performance. The CODM does not review any asset or liability information by segment or by region. The Operating income or loss before tax includes the impact of the operations between segments while the intra-segment operations are eliminated.

4.1 Reportable segments for the six-month period ended June 30, 2016

	For the six-month period ended June 30, 2015			For the six-month period ended June 30, 2016
	€ in thousands
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	435	17,625	18,060	246	28,261	28,507
Inter-segment revenues	—	(837)	(837)	(46)	(822)	(868)

External revenues and other income	435	16,788	17,223	199	27,440	27,639

Research and development expenses	(1,109)	(19,109)	(20,218)	(1,869)	(36,527)	(38,396)
Selling, general and administrative expenses	(817)	(11,408)	(12,225)	(1,887)	(17,239)	(19,127)
Royalties and other operating income and expenses	6	(471)	(464)	(299)	(244)	(543)

Total operating expenses	(1,919)	(30,989)	(32,907)	(4,055)	(54,011)	(58,066)

Operating income (loss) before tax	(1,484)	(14,200)	(15,684)	(3,856)	(26,571)	(30,427)

Depreciation and amortization	(56)	(723)	(779)	(62)	(868)	(930)
Expenses related to share-based payments	(164)	(7,853)	(8,017)	(616)	(27,181)	(27,796)
Additions to tangible and intangible assets	184	2,956	3,140	9,141	2,274	11,414

4.2 Reportable segments for the three-month period ended June 30, 2016

	For the three-month period ended June 30, 2015			For the three-month period ended June 30, 2016
	€ in thousands
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	316	8,525	8,841	149	18,520	18,670
Inter-segment revenues	—	(837)	(837)	(46)	(484)	(530)

External revenues and other income	316	7,688	8,004	102	18,038	18,140

Research and development expenses	(612)	(12,170)	(12,782)	(816)	(18,709)	(19,526)
Selling, general and administrative expenses	(508)	(6,358)	(6,866)	(985)	(7,612)	(8,598)
Royalties and other operating income and expenses	(34)	(448)	(483)	(6)	(28)	(34)

Total operating expenses	(1,154)	(18,976)	(20,130)	(1,807)	(26,351)	(28,158)

Operating income (loss) before tax	(839)	(11,287)	(12,126)	(1,705)	(8,313)	(10,018)

Depreciation and amortization	(27)	(423)	(450)	(12)	(441)	(453)
Expenses related to share-based payments	(23)	(7,154)	(7,178)	(176)	(14,207)	(14,383)
Additions to tangible and intangible assets	121	265	386	3,003	798	3,800

Note 5. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants. No indicator of impairment has been identified for either of the CGUs for the half year ended June 30, 2016 or 2015.

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Total
	€ in thousands
Net book value as of January 1, 2015	1,166	1,402	41	2,609
Additions to tangible assets	1,393	1,666	212	3,271
Disposal of tangible assets	—	(85)	—	(85)
Depreciation expense	(225)	(443)	(32)	(700)
Translation adjustments	(4)	33	—	29

Net book value as of June 30, 2015	2,330	2,573	221	5,125

Gross value at end of period	3,770	10,186	630	14,587
Accumulated depreciation and impairment at end of period	(1,440)	(7,613)	(409)	(9,462)

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Total
	€ in thousands
Net book value as of January 1, 2016	1,903	2,661	479	5,043
Additions to tangible assets	10,107	541	327	10,975
Disposal of tangible assets	—	—	(1)	(1)
Depreciation expense	(306)	(414)	(95)	(815)
Translation adjustments	4	(24)	13	(7)

Net book value as of June 30, 2016	11,708	2,764	723	15,196

Gross value at end of period	13,843	10,966	1,048	25,858
Accumulated depreciation and impairment at end of period	(2,135)	(8,202)	(324)	(10,662)

For the six months ended June 30, 2016, additions to tangible assets includes the purchase by Calyxt, Inc. of a 10-acre parcel of land in Roseville, Minnesota for $5.6 million and the construction of greenhouses on this land for $4.3 million. This construction is in progress as of June 30, 2016. In addition we made investments and R&D equipment in both the United States and France.

Note 7. Subsidies receivables

	As of December 31, 2015	As of June 30, 2016
	€ in thousands
Research tax credit	8,227	12,957
Other subsidies	1,981	1,473
Valuation allowance for other subsidies	(1,106)	(1,106)

Total	9,102	13,324

Research tax credit receivables as of June 30, 2016 include amounts pursuant to French research tax credits related to the 2014 and 2015 fiscal years, as well as the accrual for a French research tax credit related to the first six months of 2016.

Note 8. Other current assets

	As of December 31, 2015	As of June 30, 2016
	€ in thousands
VAT receivables	461	974
Prepaid expenses and other prepayments	3,778	6,517
Other current assets	446	698

Total	4,685	8,189

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

Note 9. Current financial assets and Cash and cash equivalents

As of December 31, 2015	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands
Current financial assets	—	—	—
Cash and cash equivalents	314,238	—	314,238

Current financial assets and cash and cash equivalents	314,238	—	314,238

As of June 30, 2016	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands
Current financial assets	88,272	(549)	87,724
Cash and cash equivalents	181,996	—	181,996

Current financial assets and cash and cash equivalents	270,268	(549)	269,720

9.1 Current financial assets

Current financial assets that are measured at fair value through profit or loss in accordance with IAS 39 include the following:

•	Financial assets including embedded derivatives for which Cellectis elected to designate at fair value through profit or loss;

•	Financial assets managed on a fair value basis; and

•	Derivative instruments that are not documented in hedging relationships.

IFRS 13 (Fair Value Measurement) requires counterparty and own credit risk to be taken into account when measuring the fair value of financial instruments. This risk is estimated on the basis of observable, publicly-available statistical data.

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

•	Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes with baskets of fixed income and diversified equity funds, and amount to €78.7 million of such current financial assets;

•	Instrument classified under level 2 are measured with reference to observable valuation inputs; they consist in zero premium collars and dual currency deposits, and amount to €9.0 million of such current financial assets.

9.2 Cash and cash equivalents

	As of December 31, 2015	As of June 30, 2016
	€ in thousands
Cash and bank accounts	283,877	151,678
Money market funds	11,361	11,317
Fixed bank deposits	19,000	19,000

Total cash and cash equivalents	314,238	181,996

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments, rather than for investment or other purposes. Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 10. Capital

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2015	1,472	192,842	29,446,721	0.05
Capital increase by issuance of common shares (IPO Nasdaq)	275	194,385	5,500,000	—
Capital increase by issuance of ordinary shares (BSA & Free shares)	6	1,061	112,098	—
Share based compensation	—	7,853	—	—

Balance as of June 30, 2015	1,753	396,141	35,058,819	0.05

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2016	1,759	420,682	35,178,614	0.05
Capital increase by issuance of ordinary shares (BSA, BSPCE and free shares)	8	363	152,881	—
Share based compensation	—	27,344	—	—

Balance as of June 30, 2016	1,767	448,388	35,331,495	0.05

Capital evolution during the six-month period ended June 30, 2016

During the half year ended June 30, 2016, we issued 54,881 ordinary shares related to the conversion of warrants and 98,000 ordinary shares related to the conversion of free shares.

Note 11. Warrants and share-based payments

The new instruments issued during the six-month period ended June 30, 2016 are the following:

•	March 14, 2016, 2,060,602 Cellectis stock options were granted to certain of our employees and officers. Non-cash stock-based compensation expense recorded during the half year ended June 30, 2016 was €4.4 million.

•	March 14, 2016, 229,361 Cellectis warrants were granted to members of our board of directors. Non-cash stock-based compensation expense recorded during the half year ended June 30, 2016 was €0.4 million.

•	April 7, 2016, 6,850 Calyxt stock options were granted to certain of our employees, officers and consultants. Non-cash stock-based compensation expense recorded during the half year ended June 30, 2016 was €0.3 million.

Share warrants and employee warrants which are referred to as Bon de Souscription d’Action (“BSAs”) are granted to our board members and consultants.

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis Ordinary shares at a fixed exercise price established at the time of such options and warrants are granted.

The following tables provide the expenses related to share-based compensation instruments during the quarter and half year ended June 30, 2015 and 2016:

Non-cash share-based compensation expense for the six-month period ended June 30, 2016

Non-cash share-based compensation expense For the six-month period ended	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Total
	€ in thousands
June 30, 2015	206	953	6,322	372	164	—	—	—	8,017
June 30, 2016	90	3,319	17,239	1,882	94	4,381	433	358	27,797

Non-cash share-based compensation expense for the three-month period ended June 30, 2016

Non-cash share-based compensation expense For the three-month period ended	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Total
	€ in thousands
June 30, 2015	81	846	5,872	348	31	—	—	—	7,178
June 30, 2016	10	1,660	7,508	835	(46)	3,692	365	358	14,383

Detail of Cellectis S.A. stock options issued during the six-month period ended June 30, 2016

Date of grant	03/14/2016
Vesting period	Graded
Plan expiration date	03/14/2026
Number of options granted	2,060,602
Share entitlement per options	1
Exercise price (in euros per share)	22.44
Valuation method used	Black-Scholes
Grant date share fair value (in euros per share)	22.48
Expected volatility	62.8%
Average life of options	6.11
Discount rate	0.03%
Expected dividends	0%
Performance conditions	n.a
Fair value per options (in euros per share)	12.65

Detail of Cellectis S.A. warrants issued during the six-month period ended June 30, 2016

Date of grant	03/14/2016
Vesting period (years)	3
Plan expiration date	03/14/2026
Number of warrants granted	229,361
Share entitlement per warrant	1
Exercise price (in euros per share)	27.37
Valuation method used	Black-Scholes
Grant date share fair value (in euros per share)	22.48
Expected volatility	62.8%
Average life of warrant	6.00
Discount rate	0.04%
Expected dividends	0%
Performance conditions	n.a
Fair value per warrant (in euros per share)	10.51

Detail of Calyxt stock options issued during the six-month period ended June 30, 2016

Date of grant	04/07/2016
Vesting period	Graded
Plan expiration date	04/07/2026
Number of options granted	6,850
Share entitlement per options	1
Exercise price (in $ per share)	879
Valuation method used	Black-Scholes
Grant date share fair value (in $ per share)	879
Expected volatility	30.0%
Average life of options	5.74
Discount rate	1.41%
Expected dividends	0%
Performance conditions	Trigger event *
Fair value per options (in $ per share)	273

*	The plans pursuant to which Calyxt stock options are issued require the occurrence of an IPO or a “triggering event” as a condition for the exercise of vested stock options and, in some circumstances, as a condition to vesting. If the condition is expected to occur during the service period, then it is a non-market performance condition. A triggering event is designed as any transaction that would result in Cellectis losing control of Calyxt Inc.

The options issued on April 7, 2016 shall vest as follows:

C-Level; “VP” and Consultants

With respect to awards of stock options granted to executive-level officers, vice presidents and consultants of Calyxt:

•	20% of the total Number of Shares on April 7, 2016;

•	10% of the total Number of Shares on April 7, 2017;

•	5% of the total Number of Shares on the last day of each calendar quarter beginning from the second quarter 2017;

•	25% of additional vesting in case of triggering event or initial public offering; and

•	100% in the event of termination without cause or resignation for good reason in the case of a change of control.

Heads of department and Analysts

With respect to awards of stock options granted to employees designated as “head of” a department within Calyxt or as an analyst:

•	20% of the total Number of Shares on April 7, 2017;

•	10% of the total Number of Shares on April 7, 2018;

•	5% of the total Number of Shares on the last day of each calendar quarter beginning from the second quarter 2018; and

•	25% of additional vesting in case of triggering event or initial public offering.

Note 12. Financial liabilities

12.1 Non-current / Current financial liabilities

	As of
	December 31, 2015	June 30, 2016
Finance leases	64	38
Other	2	—

Total non-current financial liabilities	66	38

Conditional advances	1,839	1,839
Finance leases	82	51
Derivative instruments	—	283

Total current financial liabilities	1,921	2,173

Total Financial liabilities	1,987	2,211

Conditional advances are payments made to Cellectis by Bpifrance (formerly named OSEO Innovation) to co-finance research programs.

Derivative instruments consist of fair value of zero premium collar instruments.

12.2 Due dates of the financial liabilities

Balance as of June 30, 2016	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands
Conditional advances	1,839	1,839	—	—
Finance leases	89	51	38	—
Derivative instruments	283	283	—	—

Total financial liabilities	2,211	2,173	38	—

Note 13. Deferred revenues and deferred income

	As of
	December 31, 2015	June 30, 2016
	€ in thousands
Deferred revenues	54,422	44,376
Lease incentive	336	244

Total Deferred revenue and deferred income	54,758	44,620

Note 14. Provisions

	01/01/2015	Additions	Amounts used during the period	Reversals	Reclassification	06/30/2015
	€ in thousands
Pension	398	27	—	—	(33)	393
Litigation	700	176	(391)	(41)	—	444
Redundancy plan	715	8	(24)	(224)	(409)	66

Total	1,813	211	(415)	(265)	(442)	903

Non-current provisions	398	27	—	—	(33)	393
Current provisions	1,415	184	(415)	(265)	(409)	510

	01/01/2016	Additions	Amounts used during the period	Reversals	OCI	06/30/2016
	€ in thousands
Pension	437	34	—	—	94	565
Litigations	922	318	(279)	(142)	—	819
Redundancy plan	32	—	(3)	—	—	29

Total	1,390	352	(282)	(142)	94	1,412

Non-current provisions	437	34	—	—	94	565
Current provisions	953	318	(282)	(142)	—	847

During the six-month period ended June 30, 2016, we recorded (i) provisions for commercial litigation that amounted to €183 thousand and (ii) provisions for employees’ severance expenses for €136 thousand. Amounts used during the six month period ended June 30, 2016 mainly consist of personnel related payments. The reversals mainly relate to ordinary course litigation relating to personnel matters.

Note 15. Other current liabilities

	As of
	December 31, 2015	June 30, 2016
	€ in thousands
VAT Payables	6,314	1,574
Accruals for personnel related expenses	3,958	2,707
Other	2,425	2,516

Total	12,697	6,796

.

Note 16. Revenues and other income

16.1 For the six-month period ended June 30, 2016

	For the six-month period ended June 30,
	2015	2016
	€ in thousands
From France (Cellectis S.A.)	15,321	22,601
From USA (Calyxt Inc.)	435	199

Revenues	15,756	22,801

Research tax credit	1,316	4,728
Subsidies and other	151	110

Other income	1,467	4,838

Total revenues and other income	17,223	27,639

Revenues by nature

	For the six-month period ended June 30,
	2015	2016
	€ in thousands
Products & services	16	45
Licenses	1,264	1,142
Collaboration agreements	14,476	21,614

Total revenues	15,756	22,801

16.2 For the three-month period ended June 30, 2016

	For the three-month period ended June 30,
	2015	2016
	€ in thousands
From France (Cellectis S.A.)	7,013	15,720
From USA (Calyxt Inc.)	315	102

Revenues	7,328	15,823

Research tax credit	721	2,207
Subsidies and other	(45)	110

Other income	676	2,317

Total revenues and other income	8,004	18,140

Revenues by nature

	For the three-month period ended june 30,
	2015	2016
	€ in thousands
Products & services	12	28
Licenses	626	465
Collaboration agreements	6,690	15,331

Total revenues	7,328	15,823

Note 17. Operating expenses

17.1 For the six-month period ended June 30, 2016

	For the six-month period ended June 30,
Research and development expenses	2015	2016
	€ in thousands
Personnel expenses	(13,948)	(23,469)
Purchases and external expenses	(5,651)	(14,189)
Other	(619)	(738)

Total research and development expenses	(20,218)	(38,396)

	For the six-month period ended June 30,
Selling, general and administrative expenses	2015	2016
	€ in thousands
Personnel expenses	(8,299)	(14,783)
Purchases and external expenses	(3,564)	(4,000)
Other	(361)	(344)

Total selling, general and administrative expenses	(12,225)	(19,127)

	For the six-month pe riod ended June 30,
Personnel expenses	2015	2016
	€ in thousands
Wages and salaries	(5,530)	(7,297)
Social charges on stock option and free shares grants	(8,700)	(3,159)
Non cash stock based compensation expense	(8,017)	(27,796)

Total personnel expenses	(22,247)	(38,252)

17.2 For the three-month period ended June 30, 2016

	For the three-month period ended June 30,
Research and development expenses	2015	2016
	€ in thousands
Personnel expenses	(9,252)	(11,603)
Purchases and external expenses	(3,207)	(7,542)
Other	(323)	(380)

Total research and development expenses	(12,782)	(19,526)

	For the three-month period ended June 30,
Selling, general and administrative expenses	2015	2016
	€ in thousands
Personnel expenses	(4,558)	(6,494)
Purchases and external expenses	(2,188)	(1,851)
Other	(120)	(253)

Total selling, general and administrative expenses	(6,865)	(8,600)

	For the three-month period ended June 30,
Personnel expenses	2015	2016
	€ in thousands
Wages and salaries	(3,132)	(3,715)
Social charges on stock option and free shares grants	(3,500)	—
Non cash stock based compensation expense	(7,178)	(14,382)

Total personnel expenses	(13,810)	(18,097)

Note 18. Earnings per share

18.1 For the six-month period ended June 30, 2016

	For the six-month period ended June 30,
	2015	2016
Net profit (loss) attributable to shareholders of Cellectis (€ in thousands)	(16,020)	(35,719)
Adjusted weighted average number of outstanding shares	33,181,535	35,245,549
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	33,505,001	35,622,858

Basic / Diluted earnings per share (€ / share)
Basic earnings per share ( € /share)	(0.48)	(1.01)
Diluted earnings per share ( € /share)	(0.48)	(1.01)

18.2 For the three-month period ended June 30, 2016

	For the three-month period ended June 30,
	2015	2016
Net profit (loss) attributable to shareholders of Cellectis (€ in thousands)	(22,166)	(6,255)
Adjusted weighted average number of outstanding shares	35,043,251	35,295,817
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	35,211,737	35,472,312

Basic / Diluted earnings per share (€ / share)
Basic earnings per share ( € /share)	(0.63)	(0.18)
Diluted earnings per share ( € /share)	(0.63)	(0.18)

Note 19. Contractual obligations

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
As of June 30, 2016	€ in thousands
Finance lease agreements	89	51	38	—	—
Conditional advances and subsidies	1,839	1,839	—	—	—
Facility lease agreements	11,005	2,292	3,004	2,378	3,331
License agreements	19,014	1,082	2,228	2,228	13,476

Total contractual obligations	31,947	5,264	5,270	4,606	16,807

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. We have collaboration agreements whereby we are obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Facility lease agreements and license agreements disclosed in the table above along with the letters of credit provided to the landlords of our facilities in New York and in New Brighton are off balance sheets commitments.

Note 20. Subsequent events

None.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a pioneering gene-editing company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and of novel products outside immuno-oncology to treat other human diseases. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have announced that they have entered into an exclusive global license and collaboration agreement to co-develop and commercialize UCART19. In December 2015, we filed a CTA in the United Kingdom requesting approval to initiate a Phase 1 clinical trial on UCART19 in acute lymphoblastic leukemia (ALL) and chronic lymphocytic leukemia (CLL), which has been approved and is being conducted by Servier. In connection with the entry into the amendment to the collaboration agreement, Servier made an upfront payment of €35.6 million ($38.5 million), excluding taxes. As of December 31, 2015, Cellectis was eligible to receive up to €895 million ($974 million) in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements. During the quarter ended June 30, 2016, collaboration revenue was recognized in relation to the achievement of two milestones under our collaboration agreement with Servier with respect of UCART19. The milestone payments were received during the third quarter 2016.

Our alliance with Pfizer, which commenced in June 2014, addresses the development of other CAR T-cell immunotherapies in the field of oncology. This strategic alliance is potentially worth up to $2.9 billion in payments by Pfizer to us, including an $80 million upfront payment and $2.8 billion in potential clinical and commercial milestone payments. In addition, we invoice research and development costs assigned to our projects in common with Pfizer. Pfizer also purchased 10% of our then-outstanding equity in connection with this collaboration for €25.8 million. We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

We have also entered into research and development alliances with each of Weill Cornell Medical College and The University of Texas MD Anderson Cancer Center. Pursuant to these strategic alliances, we will collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, UCART22 and UCART38 in AML, BPDCN, multiple myeloma, B-cell and T-ALL.

In addition, in March 2016, we entered into a research collaboration and license agreement with MabQuest SA pertaining to the development of a new class of monoclonal antibodies targeting PD-1. The agreement includes a collaboration phase funded by Cellectis whereby Cellectis and MabQuest will jointly pursue preclinical research on several candidate antibodies. Under the agreement, MabQuest has granted an exclusive option to Cellectis to pursue the clinical development and commercialization of the selected antibody, and to obtain a worldwide exclusive rights over the family of PD-1 antagonist antibodies developed under the collaboration for all fields, and further potential derivatives of these antibodies.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Alternext market of Euronext in Paris since February 7, 2007. From January 1, 2013 through December 31, 2014, we received €61.0 million through sales of equity and €73.7 million in payments made to us under our collaboration agreements with Pfizer and Servier. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. In 2015, we received €46.9 million in payments pursuant to the Pfizer and Servier collaborations. For the six-month period ended June 30, 2016, we received €5.2 million of such payments.

Key events of the first half of 2016

Since the beginning of 2016, Cellectis has made the following key achievements:

•	Cellectis announced on January 11, 2016 the publication of a study in Scientific Reports, a Nature Publishing Group journal, describing the design and development of a new CAR architecture with an integrated switch-on system that permits control over CAR T-cell functions. This integrated switch-on system offers the advantages of controllable CAR T-cells for safety while allowing for the possibility of multiple cytotoxicity cycles using a small molecule drug.

•	On January 19, 2016, Cellectis entered into a new agreement with CELLforCURE for the GMP manufacturing of clinical batches of UCART123 Cellectis’ lead product candidate. Under the agreement, CELLforCURE will implement GMP manufacturing processes designed and developed by Cellectis.

•	Cellectis gave a presentation at the Cowen and Company 36th Annual Health Care Conference on March 9, 2016 in Boston, MA.

•	In April 2016, Cellectis employees gave scientific presentations at AACR in New Orleans, LA:

•	Allogeneic TCR a/CS1 Double Knockout T-Cell Bearing an Anti-CS1 Chimeric Antigen Receptor: An Improved Immunotherapy Approach for the Treatment of Multiple Myeloma, presented by Roman Galetto.

•	Improved Safety by a Non-Lethal Switch to Control CAR Activity at the T-Cell Surface Membrane, presented by Laurent Poirot.

•	On March 14, 2016, 2,060,602 stock options were granted under the 2015 Stock Option Plan with an exercise price of $24.89 per ordinary share, 944,121 of which were granted to our directors and executive officers. In addition, 229,361 non-employee warrants exercisable for an aggregate of 229,361 ordinary shares at an exercise price of €27.37 per share, were issued by our board of directors to certain of our directors and consultants.

•	On March 16, 2016, Cellectis announced jointly with MabQuest SA (a biotechnology company focused on the development of antibody-based therapeutic interventions) that the companies have entered into a research collaboration and license agreement pertaining to the development of a new class of monoclonal antibodies targeting PD-1. The action of these PD-1 antibodies is to promote the recovery of T-cells from exhaustion through a new mechanism of action, which does not block the PD-1-PD-L1 interaction. Cellectis plans to use these PD-1 antagonist antibodies in combination therapy with its gene-edited UCART candidate products as well as a single-agent or in combination with other already approved immunotherapy drugs. The agreement includes a collaboration phase funded by Cellectis whereby Cellectis and MabQuest will jointly pursue preclinical research on several candidate antibodies. If Cellectis exercises its exclusive option granted by MabQuest, Cellectis will pursue the clinical development and commercialization phase of the selected antibodies and will obtain worldwide exclusive rights over the family of PD-1 antagonist antibodies developed under the collaboration for all fields, and further potential derivatives of these antibodies.

•	On March 21, 2016, Cellectis announced that it had entered into a supply and license agreement with Takara Bio Inc. for recombinant human fibronectin fragment RetroNectin ® . Access to Takara Bio Inc.’s RetroNectin supports Cellectis’ manufacturing processes and expands the Company’s UCART production capabilities. Under the terms of the agreement, RetroNectin, which is used for cell engineering, may be applied in the production of both R&D- and GMP-grade Cellectis’ UCART product candidates.

•	Dr. Loan Hoang–Sayag was appointed to the role of Chief Medical Officer, joining Cellectis from Quintiles Transnational, where she was most recently Senior Director of Medical Science.

•	On June 20, 2016, Cellectis announced that the first dose of UCART 19 had been administered in the Phase 1 Trial of UCART19 in Pediatric Acute B Lymphoblastic Leukemia (B-ALL) at the University College of London (UCL). This UCART19 pediatric phase 1 clinical trial, which is sponsored by Servier in close collaboration with Pfizer, is an open label, non-comparative, monocenter study to evaluate the safety and ability of UCART19 to induce molecular remission in pediatric patients with relapsed or refractory CD19 positive B-cell acute lymphoblastic leukemia ahead of planned allogeneic haematopoeitic stem cell transplantation (allo-HSCT).In connection with this initial dosing, Cellectis received a milestone payment from Servier pursuant to its collaboration agreement.

•	On June 27, 2016, Cellectis was selected as a 2016 World Economic Forum Technology Pioneer, a credential that is awarded annually to companies selected as among the most innovative and impactful in developing new technologies around the world.

On June 27, 2016, the MIT Technology Review named Cellectis to its Annual List of 50 Smartest Companies for the second year in a row.

•	Cellectis employees presented important scientific presentations::

•	Scientific presentation at ASCO, Chicago: An intrinsic safeguard Chimeric Antigen Receptor architecture for T-cell immunotherapy, presented by Julien Valton

•	Scientific presentation at EHA, Copenhagen, Denmark: Allogeneic TCRa/CD38 double knockout T-cells bearing an anti-CD38 Chimeric Antigen Receptor (CAR): an improved immunotherapy for the treatment of T-cell acute lymphoblastic leukemia (T-ALL) and multiple myeloma (MM), presented by Mathilde Dusseaux

Since the beginning of 2016, Calyxt Inc., Cellectis’ plant science subsidiary, has made the following achievements:

•	Calyxt, Inc. announced on March 1, 2016 that it closed on the purchase of a 10-acre parcel in the St. Paul suburb of Roseville, Minnesota to build its new headquarters facility. The new facility, which should be operational around mid-2017, will consist of an office and lab building, with greenhouses and outdoor research plots.

•	On May 23, 2016, Calyxt announced the appointment of former Monsanto Corporation executive Federico A. Tripodi to the role of Chief Executive Officer. Mr. Tripodi is closely working with Calyxt’s executive team and researchers to further the Company’s mission to develop crops and food products with healthier characteristics, as well as maximize partnerships and collaborations.

•	On May 24, 2016, Calyxt announced the completion of the expansion of its high oleic/no trans-fat soybean variety in Argentina, as part of its counter-season seed production. Thirty tons of high oleic/no trans-fat soybean seeds have been shipped to production sites in the United States for further expansion, in preparation of a soft commercial launch expected in 2018.

•	Calyxt hosted an R&D Day in New York City on May 26, 2016. Speakers reviewed advancements made in the plant science community with a focus on Calyxt’s plant engineering platform. Additionally, management provided an overview of Calyxt’s crop programs.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	continue the research and development of our immuno-oncology product candidates;

•	continue the research and development of our agricultural product candidates;

•	initiate clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	multiply field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for clinical and commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Results of Operations

Comparisons for the Six-Month Period Ended June 30, 2015 and 2016

Revenues: During the six months ended June 30, 2015 and 2016, we recorded €15.8 million and €22.8 million, respectively, in revenues. The increase of €7.0 million primarily reflects an increase of €7.1 million in revenues under our collaboration agreements with Servier and Pfizer.

Other income: During the six months ended June 30, 2015 and 2016, we recorded €1.5 million and €4.8 million, respectively, in other income. The increase of €3.3 million reflects an increase of €3.4 million in research tax credit, partly offset by a decrease of €0.2 million in research subsidies, resulting from the termination of related research programs.

Royalty expenses: During the six months ended June 30, 2015 and 2016, we recorded royalty expenses of €0.8 million and €0.7 million, respectively.

Research and development expenses: For the six months ended June 30, 2015 and 2016, research and development expenses increased by €18.2 million from €20.2 million in 2015 to €38.4 million in 2016, respectively. Personnel expenses increased by €9.5 million from €13.9 million in 2015 to €23.5 million in 2016, notably due to a €1.4 million increase in wages and salaries, and a €11.6 million increase in non-cash stock based compensation expense, partly offset by a €3.5 million decrease in social charges on stock option and free shares grants. Purchases and external expenses increased by €8.5 million from €5.7 million in 2015 to €14.2 million in 2016, due to increased expenses related to innovation and platform development, including payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities. Other expenses relate to continuing leasing and other commitments and amounted to €0.6 million in 2015 and €0.7 million in 2016.

Selling, general and administrative expenses: During the six months ended June 30, 2015 and 2016, we recorded €12.2 million and €19.2 million, respectively, of selling, general and administrative expenses. The increase of €6.9 million primarily reflects (i) an increase of €6.5 million in personnel expenses from €8.3 million to €14.8 million, attributable, among other things, to an increase of €8.2 million of non-cash stock-based compensation expense, partly offset by a decrease of €2.0 million of social charges on stock options and free share grants, and (ii) an increase of €0.4 million in purchases and external expenses.

Other operating income: During the six months ended June 30, 2015 and 2016, our other operating income amounted to €0.5 million and €0.4 million, respectively. Other operating income for the six months ended June 30, 2016 included (i) a one-off tax reimbursement, (ii) the reversal of lease incentives deferrals and (iii) a reversal of personnel litigation.

Redundancy plan: During the half year ended June 30, 2015, we recorded net income of €0.2 million. This amount was null for the half year ended June 30, 2016.

Other operating expenses: During the six months ended June 30, 2015 and 2016, our other operating expenses amounted to €0.4 million and €0.2 million respectively, mainly reflecting changes in provisions for commercial litigation.

Financial gain (loss): Financial loss was €0.2 million for the first half year of 2015 compared with financial loss of €5.3 million for the first half year of 2016. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts. During the first half of 2016, we entered into financial derivative agreements (primarily zero premium collar instruments) to mitigate the impact of currency exchange rate fluctuations on a portion of our cash and cash equivalent denominated in US dollars that we will need to convert into Euros over a certain period in the future.

Net income (loss): During the six months ended June 30, 2015 and 2016, we recorded net losses of €15.9 million and €35.7 million, respectively. The change in net income (loss) of €19.9 million was mainly due to (i) the €5.1 million change in financial result, (ii) a €19.8 million increase in non-cash stock-based compensation expense, partially offset by €5.5 decrease in social charges on stock options and free share grants.

Gain/Loss attributable to non-controlling interests: During the six months ended June 30, 2015, we recognized a gain of €0.2 million attributable to non-controlling interests.

Segment Results

The following table summarizes segment revenues and segment operating profit (loss) for the six months ended June 30, 2015 and 2016:

	For the six-month period ended June 30, 2015			For the six-month period ended June 30, 2016
	€ in thousands
	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	435	17,625	18,060	246	28,261	28,507
Inter-segment revenues	—	(837)	(837)	(46)	(822)	(868)

External revenues and other income	435	16,788	17,223	199	27,440	27,639

Research and development expenses	(1,109)	(19,109)	(20,218)	(1,869)	(36,527)	(38,396)
Selling, general and administrative expenses	(817)	(11,408)	(12,225)	(1,887)	(17,239)	(19,127)
Royalties and other operating income and expenses	6	(471)	(464)	(299)	(244)	(543)

Total operating expenses	(1,919)	(30,989)	(32,907)	(4,055)	(54,011)	(58,066)

Operating income (loss) before tax	(1,484)	(14,200)	(15,684)	(3,856)	(26,571)	(30,427)

Depreciation and amortization	(56)	(723)	(779)	(62)	(868)	(930)
Expenses related to share-based payments	(164)	(7,853)	(8,017)	(616)	(27,181)	(27,796)
Additions to tangible and intangible assets	184	2,956	3,140	9,141	2,274	11,414

Information related to each of our reportable segments is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, Royalties and other operating income and expenses, and Operating income/loss are used by the CODM to measure segment performance. Segment operating income includes the impact of the operations between separate segments, while the intra-segment operations are eliminated. The operations of Cellectis S.A. are presented entirely in the Therapeutics segment. We do not focus on any asset or liability information by segment or region to measure performance.

There are inter-segment transactions between the two reportable segments, including allocations of (i) corporate, general and administrative expenses and (ii) research and development expenses allocable to our subsidiaries. These inter-segment expenses are priced at cost, plus a mark-up of 4-10%, depending on the nature of the service.

Therapeutics segment

External revenues in our Therapeutics segment increased by €10.7 million, from €16.8 million for the six months ended June 30, 2015 to €27.4 million for the six months ended June 30, 2016. The increase was primarily due to an increase of €7.1 million in collaboration agreement revenues and higher research tax credit, in connection with higher research expenses. The increase in operating expenses of €23.0 million from the first six months of 2015 to the first six months of 2016 resulted primarily from higher personnel expenses, attributable, among other things, to the increase in non-cash stock-based compensation expenses, as well as the increase in external expenses for product development. Segment operating loss before tax increased by €12.4 million, from €14.2 million for the six months ended June 30, 2015 to €26.6 million for the six months ended June 30, 2016.

Plants segment

External revenues in our Plants segment decreased by €0.2 million, from €0.4 million for the six months ended June 30, 2015 to €0.2 million for the six months ended June 30, 2016. The increase in operating expenses of €2.1 million from the first six months of 2015 to the first six months of 2016 resulted primarily from a significant increase in Calyxt, Inc. activities, as well as an increase in non-cash stock-based compensation expenses. Segment operating loss before tax increased by €2.4 million from €1.5 million for the six months ended June 30, 2015 to €3.9 million for the six months ended June 30, 2016.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer and Servier. Our ordinary shares have been traded on the Alternext market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of June 30, 2016, we had cash and cash equivalents of €182.0 million and current financial assets of €87.7 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France and are primarily denominated in U.S. Dollars ($165.2 million as of June 30, 2016). Current financial assets denominated in U.S. Dollars amounted to $97.4 million as of June 25, 2016.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash with respect to continuing operations for the six months ended June 30, 2015 and 2016:

	For the six-month period ended June 30,
	2015	2016
Net cash flows provided by (used in) operating activities	(17,386)	(29,098)
Net cash flows provided by (used in) investing activities	(6,032)	(97,623)
Net cash flows provided by (used in) financing activities	195,346	252

Total	171,927	(126,469)

For the six months ended June 30, 2015 and 2016, our net cash flows used in operating activities were €17.4 million and €29.1 million, respectively. The increase in net cash flows used was due to the increase in our net loss from continuing operations and the relevant factors with respect to this net loss, described above, plus several advance payments made for manufacturing activities.

For the six months ended June 30, 2015 and 2016, our net cash flows used in investing activities were €6.0 million and €97.6 million, respectively. This increase primarily reflects our use of €8.9 million ($10.0 million) for the acquisition of land by Calyxt and the building of its greenhouse, and the acquisition of $98.0 million (€88.9 million) of financial current assets at Cellectis S.A.

For the six months ended June 30, 2015 and 2016, our net cash flows provided by financing activities were €195 million and €0.3 million, respectively. The 2015 figure reflects the effect of our Initial Public Offering on the Nasdaq Global Market in New York.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros. Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each month into Euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period. Our exposure to currencies other than the U.S. dollar is negligible.

For the six months ended June 30, 2016, our revenues denominated in U.S. dollars notably related to the Pfizer collaboration agreement and revenues from our Plants segment. Our cash and cash equivalents and marketable securities denominated in U.S dollars amounted to $165.2 million as of June 30, 2016.

Financial loss was €0.2 million for the first half year of 2015 compared with financial loss of €5.3 million for the first half year of 2016. We subscribed to zero premium collars ($25 million nominal value) and accumulators ($20 million nominal value) and we transferred $70 million to Cellectis Inc. which has transactions mainly denominated in dollars. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollars cash and cash equivalent accounts.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4. Controls and Procedures

Not applicable.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.